Exhibit 99                                                          NEWS RELEASE
________________________________________________________________________________
                        Fantom Technologies Inc. Reports
                             Third Quarter Results



TORONTO, May 11, 2001 - Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) today announced its third quarter results. For the three months ended March 31, 2001 (Q3 F'2001) the Company recorded a net loss of $6.8 million or $0.75 per share (based on 9,130,408 shares outstanding) compared with net income of $1.4 million or $0.16 per share (based on 9,099,181 shares outstanding) for the year-earlier period. Sales were $29.9 million compared with $56.9 million for the year-earlier period.

For the nine months ended March 31, 2001 the Company recorded a net loss of $10.3 million or $1.12 per share (based on 9,130,408 shares outstanding) compared with net income of $9.0 million or $0.99 per share (based on 9,080,971 shares outstanding) for the year-earlier period. Sales were $119.0 million compared with $176.4 million for the year-earlier period.

The Company's gross margin declined to 6.3% in the third quarter of fiscal 2001 from 34.2% in the third quarter of fiscal 2000. The standard margin on sales of new units was 38.0%, down from 44.6% in the year-earlier period due to price reductions resulting from intense competitive activity. During the third quarter of the current year, there was a standard margin loss of $1.6 million resulting from the weak aftermarket for refurbished vacuums, compared with a positive standard margin of $2.8 million for sales of refurbished vacuums during the comparable period in the previous year. In addition, $2.7 million of costs were incurred in the third quarter of the current year due to lower manufacturing activity and increases in inventory reserves, and a further $1.4 million due to exchange losses resulting from the devaluation of the Canadian dollar relative to the U.S. dollar.

In the third quarter of the current fiscal year, the Company changed its method of accounting for sales returns on shipments to customers. The Company now reduces sales of products and earnings based on its best estimate of the portion of such products that will be returned by its customers. Previously, sales returns were recorded as they occurred. This accounting change was applied by retroactively restating the financial statements of prior periods. The impact of this accounting change did not have a material impact on earnings for fiscal 2000 and for prior periods in fiscal 2001, but did reduce retained earnings as at the beginning of fiscal 2000 by $4.6 million.

As announced on May 4, 2001, the Company has entered into a new secured, non-revolving, term credit facility with Trimin Capital Corp. for $10 million. This facility, which is in addition to the existing $30 million demand operating facility with The Bank of Nova Scotia, will become due on March 31, 2002. The Company has drawn $3 million against this new facility and the balance of $7 million is available in $1 million increments.

In conjunction with the new facility, the Company has issued to Trimin a warrant expiring on May 4, 2004 to purchase the Company's common shares. Each advance of $1 million under the credit facility entitles Trimin to purchase 60,000 common shares to a maximum of 600,000 common shares if the full $10 million is advanced.

The Company is aggressively pursuing its strategy of developing and introducing innovative new products to increase its revenue and realize higher margins. The Company commenced shipping its first water-treatment product - the FANTOM(R) CALYPSO(TM) Microbiological Water Processor - in Canada in late March. Sales to the United States will begin following Underwriters Laboratories Inc. approval, which is anticipated in the current quarter. This approval will permit the Company to market its CALYPSO(TM) machine in 48 of the 50 states. Two states, Iowa and California, have separate certification requirements that the Company is continuing to pursue.

Within the floor-care field, the Company has commenced production of enhanced versions of two of its existing uprights under the CROSSWIND(R) trademark. These pearl-blue products, a departure from Fantom's traditional black vacuums, feature new, proprietary technology providing improved performance, and incorporate a filtration system requiring no replacement parts.

The Company is also about to introduce an entirely new upright vacuum under the WILDCAT(TM) trademark. This product will be offered in striking new colours and will be the Company's most powerful, yet lightest vacuum. The WILDCAT(TM) product is positioned to sell at higher retail price points

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than the Company's current range of uprights and will be supported by national television advertising in the United States and Canada.

In late summer, the Company plans to revitalize its line further with the launch of its full-performance wireless vacuum. When all of these floor-care introductions are complete, the Company will have a much broader assortment of vacuum products, available in a variety of colours and industrial designs, and spanning a wide range of retail price points.

The Company is also continuing to develop a universal thermal energy cell designed to convert heat from fossil fuels, solar energy or chemicals that can be regenerated, into rotary-mechanical and/or electrical outputs. It is also designed to act as a heat pump, converting electrical energy into heating or cooling.

Since May 1998, ninety-one utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc. Of these, thirty-six have already been allowed by the United States patent office.

For more information about Fantom Technologies, visit the Company's web site at www.fantom.com.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "strategy", "anticipated", "plans", "designed" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

--------------------------------------------------------------------------------------------------------------------
                                                 Consolidated Statements of Income
--------------------------------------------------------------------------------------------------------------------
                                       Nine Months Ended                             Three Months Ended
--------------------------------------------------------------------------------------------------------------------
           March 31                 2001                   2000                    2001                   2000
                                                      (Restated)                                     (Restated)
--------------------------------------------------------------------------------------------------------------------
Sales                            $118,995,643           $176,392,502          $29,860,637            $56,907,165
--------------------------------------------------------------------------------------------------------------------
Cost of Goods Sold                $95,838,959           $112,140,818          $27,976,646            $37,447,708
--------------------------------------------------------------------------------------------------------------------
Gross Margin                      $23,156,684            $64,251,684           $1,883,991            $19,459,457
---------------------------------------------------------------------------------------------------------------------
Selling, General &                $37,656,431            $49,060,564          $12,381,231            $17,005,093
 Administrative
---------------------------------------------------------------------------------------------------------------------
Research and                       $1,227,808             $1,044,552             $275,720               $108,249
 Development
---------------------------------------------------------------------------------------------------------------------
Finance Charges                      $804,915               ($96,171)            $270,476                $55,940
---------------------------------------------------------------------------------------------------------------------
Income (Loss) Before             ($16,532,470)           $14,242,739         ($11,043,436)            $2,290,175
 Taxes
---------------------------------------------------------------------------------------------------------------------
Tax Provisions                    ($6,280,200)            $5,266,554          ($4,194,200)              $843,581
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                ($10,252,270)            $8,976,185          ($6,849,236)            $1,446,594
---------------------------------------------------------------------------------------------------------------------
Earnings Per Share                     ($1.12)                 $0.99               ($0.75)                 $0.16
 (Basic)
---------------------------------------------------------------------------------------------------------------------
Average # of Shares                 9,130,408              9,080,971            9,130,408              9,099,181
 Outstanding
---------------------------------------------------------------------------------------------------------------------
Earnings Per Share                     ($1.12)                 $0.95               ($0.75)                 $0.16
 (Fully-Diluted)
---------------------------------------------------------------------------------------------------------------------

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

------------------------------------------------------------------------------------------------------------------------
                                               Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------
           March 31                                                                     2001                    2000
                                                                                                             (Restated)
------------------------------------------------------------------------------------------------------------------------
Cash                                                                               $          0             $         0
------------------------------------------------------------------------------------------------------------------------
Trade Accounts Receivable                                                           $24,903,303             $43,752,418
------------------------------------------------------------------------------------------------------------------------
Income Taxes Recoverable                                                             $7,539,036                      $0
------------------------------------------------------------------------------------------------------------------------
Inventories                                                                         $17,254,242             $19,120,893
------------------------------------------------------------------------------------------------------------------------
Other Current Assets                                                                 $7,944,509              $6,372,569
------------------------------------------------------------------------------------------------------------------------
Deferred Development Costs, Net of Amortization                                      $5,535,714              $2,886,114
------------------------------------------------------------------------------------------------------------------------
Deferred Pension Costs                                                               $1,160,000                $907,500
------------------------------------------------------------------------------------------------------------------------
Long-Term Trade Credits Receivable                                                   $4,749,505                 $82,229
------------------------------------------------------------------------------------------------------------------------
Long-Term Receivable                                                                   $641,150                $951,150
------------------------------------------------------------------------------------------------------------------------
Property, Plant & Equipment at Cost                                                 $54,514,833             $44,506,221
------------------------------------------------------------------------------------------------------------------------
Less Accumulated Depreciation                                                      ($13,576,689)            ($9,992,990)
------------------------------------------------------------------------------------------------------------------------
Net Fixed Assets                                                                    $40,938,144             $34,513,231
------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                       $110,665,603            $108,586,104
------------------------------------------------------------------------------------------------------------------------
Bank Indebtedness                                                                   $26,252,951              $5,647,989
------------------------------------------------------------------------------------------------------------------------
Other Current Liabilities                                                           $36,981,106             $37,820,098
------------------------------------------------------------------------------------------------------------------------
Future Income Taxes                                                                  $2,627,330              $2,169,778
------------------------------------------------------------------------------------------------------------------------
Other Liabilities                                                                      $220,000                $127,500
------------------------------------------------------------------------------------------------------------------------
Share Capital                                                                       $28,988,831             $28,652,827
------------------------------------------------------------------------------------------------------------------------
Retained Earnings                                                                   $15,595,385             $34,167,912
------------------------------------------------------------------------------------------------------------------------
Total Liabilities & Shareholders' Equity                                           $110,665,603            $108,586,104
------------------------------------------------------------------------------------------------------------------------


                                      -30-

For more information, please contact:

Allan Millman                 Steve Doorey
President & CEO               Senior Vice President, CFO
416-622-9740 Ext. 232         905-734-7476 Ext. 281


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